July 18, 2023

Mr. Karl Hiller, Branch Chief

Mr. Joseph Klinko, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Flowserve Corporation

Form 10-K for the Fiscal Year ended December 31, 2022

Filed March 7, 2023

File No. 001-13179

Dear Mr. Hiller and Mr. Klinko:

On behalf of Flowserve Corporation (“Flowserve,” “we” or “our”), this letter responds to your letter dated May 18, 2023 that we received on June 26, 2023 to R. Scott Rowe, Chief Executive Officer, which sets forth the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on Flowserve’s Form 10-K filed on March 7, 2023. The Staff’s comments are set forth below, followed by our related responses. If you have further questions, we would be pleased to discuss the response with you at your convenience.

Form 10-K for the Fiscal Year ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Results of Operations, page 31

1.

We note that your discussion and analysis includes quantifying changes in various measures, such as bookings, sales and backlog, that are attributable to changes in foreign currency exchange rates, and in your associated earnings release filed on Form 8-K, also presenting various percentages of changes in line items on a constant currency basis.

Please revise your disclosures as necessary to address the following points:

•	Any results that are presented on a constant currency basis should be identified as non-GAAP measures, as defined in Item 10(e)(1) of Regulation S-K.

•

The process utilized for calculating the constant currency amounts should be described sufficiently to understand your characterization of the effects, as would include your references to “negative currency effects” in describing various changes in your annual report.

Mr. Karl Hiller

Mr. Joseph Klinko

July 18, 2023

•

The constant currency percentages should be accompanied by the respective constant currency dollar amounts, consistent with the guidance in the answer to Question 104.06 of our Compliance and Disclosure Interpretations for Non-GAAP measures.

Please submit the revisions that you propose to address the concerns outlined above as well as those that are covered by the following comment.

Response to Comment #1

We respectfully acknowledge the Staff’s comment. In future periodic filings as well as earnings releases furnished under Item 2.02 of Form 8-K, beginning with our earnings release for the period ended June 30, 2023 (to the extent applicable), we will revise our presentation to identify constant currency as a non-GAAP measure and to identify the most directly comparable GAAP measure for each non-GAAP measure. We will also revise our presentation of constant currency percentages to be accompanied by the respective constant currency dollar amounts. For the Staff’s reference, Exhibit A sets forth an illustrative example of the revised presentation reflecting the Staff’s comments as applied to the earnings release for the first quarter ended March 31, 2023 furnished under Item 2.02 of our Form 8-K dated May 1, 2023.

With respect to the Staff’s comment in the second bullet, we respectfully advise the Staff that in the introductory paragraphs to the discussion and analysis of our results of operations on page 31 of our Annual Report on Form 10-K, we included the following description of the process utilized for calculating constant currency amounts in connection with bookings and sales:

Throughout this discussion of our results of operations, we discuss the impact of fluctuations in foreign currency exchange rates. We have calculated currency effects on operations by translating current year results on a monthly basis at prior year exchange rates for the same periods.

In addition, on page 32 of our Annual Report on Form 10-K, we explained that “currency effects on backlog are calculated using the change in period end exchange rate.” We believe these descriptions are sufficient to understand our characterization of currency effects, including negative currency effects. For example, in our discussion of bookings, we noted that “[b]ookings of $4.4 billion in 2022 increased by $673.0 million, or 17.8%, as compared with 2021” and that this “increase included negative currency effects of approximately $184 million.” Consistent with our description of how we calculate currency effects, the negative currency effects of $184 million represent the difference between our bookings in 2022 and the amount we would have recorded if current year results were translated on a monthly basis at prior year average exchange rates for the same periods. In future earnings releases furnished under Item 2.02 of Form 8-K, beginning with our Form 10-Q and earnings release for the period ended June 30, 2023 (to the extent applicable), we will revise our presentation to include similar descriptions, as shown in Exhibit A.

Mr. Karl Hiller

Mr. Joseph Klinko

July 18, 2023

2.

We note that non-GAAP disclosures in your earnings release covering the three months and fiscal years ended December 31, 2022 and 2021, appear to be oriented towards presenting non-GAAP statements of operations, and have the effect of presenting various GAAP amounts as non-GAAP measures, and non-GAAP measures without adequate details of reconciling items. Please revise your disclosures to address the following points.

•

Identify the most directly comparable GAAP measure for each non-GAAP measure that you present along with a statement disclosing the reasons you believe the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations.

•

Include a reconciliation from the most directly comparable GAAP measure to your non-GAAP measure, having separate lines for each reconciling item quantified and accompanied by appropriate descriptions to comply with Rule 100(a)(2) of Regulation G, and Item 10(e)(1)(i)(B) of Regulation S-X.

•

The adjustments referenced in footnotes to your tabulations for “reversal of realignment exit tax,” “reversals of expenses that were adjusted for Non-GAAP measures in previous periods,” “realignment related tax release,” and “duplicate interest expense,” should be described further to understand the nature of and rationale for making the adjustment in presenting your non-GAAP measures.

•

GAAP measures that are not subject to adjustment should not be presented in a column for non-GAAP measures and you should adhere to the guidance concerning prominence in the answers to Questions 102.10(a) and (c) of our Compliance and Disclosure Interpretations for Non-GAAP measures.

•

If non-GAAP measures are presented for successive periods, the format utilized for reconciliations should be conducive to making comparisons, not only with regard to the measures, but also of the reconciling items and overall composition.

Mr. Karl Hiller

Mr. Joseph Klinko

July 18, 2023

Response to Comment #2

We respectfully acknowledge the Staff’s comment. With respect to your request in the first bullet for a statement disclosing the reasons the non-GAAP financial measures provide useful information to investors regarding the Company’s financial condition and results of operations, we respectfully call your attention to page 6 of our earnings release. There we explained that “management believes that non-GAAP financial measures which exclude certain non-recurring items present additional useful comparisons between current results and results in prior operating periods, providing investors with a clearer view of the underlying trends of the business.” We further explained that:

Management also uses these non-GAAP financial measures in making financial, operating, planning and compensation decisions and in evaluating the Company’s performance…. Non-GAAP financial measures, which may be inconsistent with similarly captioned measures presented by other companies, should be viewed in addition to, and not as a substitute for, the Company’s reported results prepared in accordance with GAAP.

We note that this disclosure stated the reasons we believe the non-GAAP financial measures provide useful information to investors regarding our financial condition and results of operations. We further note that these reasons apply to constant currency as well, which, as discussed in our response to the Staff’s first comment above, is identified as a non-GAAP financial measure in the illustrative example of our revised presentation.

To address the Staff’s requests in the remaining bullets of this comment, in future earnings releases furnished under Item 2.02 of Form 8-K, beginning with our earnings release for the period ended June 30, 2023, we propose to further enhance our disclosures surrounding non-GAAP measures similar to the illustrative revised presentation set forth in Exhibit A as applied to the earnings release for the first quarter ended March 31, 2023 furnished under Item 2.02 of our Form 8-K dated May 1, 2023. This revised presentation, among other things, identifies the most directly comparable GAAP measure for each non-GAAP measure we present, provides a reconciliation from the most directly comparable GAAP measure to each non-GAAP measure, excludes GAAP measures that are not subject to adjustment from the column for non-GAAP measures, adheres to the Staff’s guidance on prominence, and presents revised footnotes to our tabulations to further describe the nature of and rationale for making each adjustment and changes the format for reconciliations of non-GAAP measures presented for successive periods.

*    *    *

We acknowledge that Flowserve and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Mr. Karl Hiller

Mr. Joseph Klinko

July 18, 2023

Please contact me at (972) 443-6725 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ Amy B. Schwetz

Amy B. Schwetz
Chief Financial Officer

cc:	R. Scott Rowe, President and Chief Executive Officer, Flowserve Corporation

Thomas B. Okray, Chair, Audit Committee, Flowserve Corporation

Susan C. Hudson, Chief Legal Officer, Flowserve Corporation

Elizabeth Ising, Gibson, Dunn & Crutcher LLP

Mr. Karl Hiller

Mr. Joseph Klinko

July 18, 2023

EXHIBIT A

First Quarter 2023 Highlights (all comparisons to the 2022 first quarter, unless otherwise noted)

•	Reported Earnings Per Share (EPS) of $0.20 and Adjusted Earnings Per Share (EPS)[1] of $0.40

•	Reported EPS includes a net after-tax adjusted loss of $25.9 million, comprised primarily of realignment charges and below-the-line foreign exchange impacts

•	Total bookings were $1.06 billion, down $28.9 million or 2.7%. On a constant currency basis, total bookings were down $5.5 million or 0.5%[2]

•	Original equipment bookings were $506.9 million, down $36.9 million or 6.8%. On a constant currency basis, original equipment bookings were down $24.6 million or 4.5%

•	Aftermarket bookings were $550.3 million, up $8.0 million or 1.5%. On a constant currency basis, aftermarket bookings were up $19.1 million or 3.5%

•	Sales were $980.3 million, up $159.2 million or 19.4%. On a constant currency basis, sales were up $183.1 million or 22.3%

•	Original equipment sales were $463.5 million, up $80.4 million or 21.0%. On a constant currency basis, original equipment sales were up $92.3 million or 24.1%

•	Aftermarket sales were $516.8 million, up $78.8 million or 18.0%. On a constant currency basis, aftermarket sales were up $90.8 million or 20.7%

•	Reported gross and operating margins were 30.3% and 5.8%, respectively

•	Adjusted gross and operating margins[3] were 30.4% and 8.3%, respectively

[1]

See Consolidated Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measure (Unaudited) and Segment Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measure (Unaudited) tables for a detailed reconciliation of reported results to adjusted measures.

[2]

Constant currency is a non-GAAP financial measure. We have calculated constant currency amounts and the associated currency effects on operations by translating current year results on a monthly basis at prior year exchange rates for the same periods.

[3]

Adjusted gross and operating margins are calculated by dividing adjusted gross profit and adjusted operating income, respectively, by revenues. Adjusted gross profit and adjusted operating income are derived by excluding the adjusted items. See Consolidated Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measure (Unaudited) and Segment Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measure (Unaudited) tables for a detailed reconciliation.

Mr. Karl Hiller

Mr. Joseph Klinko

July 18, 2023

First Quarter - Segment Results

(dollars in millions, comparison vs. 2022 first quarter, unaudited)

	FPD		FCD
	1st Qtr		1st Qtr
Bookings	$728.5		$332.0
- vs. prior year	(67.1)	-8.4%	37.7	12.8%
- on constant currency	(52.3)	-6.6%	46.2	15.7%
Sales	$700.1		$281.6
- vs. prior year	124.5	21.6%	33.7	13.6%
- on constant currency	140.7	24.4%	41.5	16.7%
Gross Profit	$221.4		$80.3
- vs. prior year	41.1%		35.0%
Gross Margin (% of sales)	31.6%		28.5%
- vs. prior year (in basis points)	430 bps		450 bps
Operating Income	$79.1		$18.5
- vs. prior year	58.1	276.7%	3.3	21.7%
- on constant currency	64.3	306.1%	4.1	27.0%
Operating Margin (% of sales)	11.3%		6.6%
- vs. prior year (in basis points)	770 bps		50 bps
Adjusted Operating Income *	$85.6		$30.5
- vs. prior year	46.6	119.5%	13.1	75.3%
- on constant currency	52.8	135.4%	13.9	79.8%
Adj. Oper. Margin (% of sales)*	12.2%		10.8%
- vs. prior year (in basis points)	540 bps		380 bps
Backlog	$2,028.5		$795.1

*	Adjusted Operating Income and Adjusted Operating Margin exclude realignment charges and other specific discrete items

Mr. Karl Hiller

Mr. Joseph Klinko

July 18, 2023

Consolidated Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measure (Unaudited)

(Amounts in thousands, except per share data)

Three Months Ended March 31, 2023	Gross Profit	Selling, General & Administrative Expense	Operating Income	Other Income (Expense), Net	Income Taxes	Net Earnings (Loss)	Effective Tax Rate	Diluted EPS
Reported	$296,830	$244,268	$57,186	$(8,020)	$4,453	$26,766	12.9%	$0.20
Reported as a percent of sales	30.3%	24.9%	5.8%	-0.8%	0.5%	2.7%
Realignment charges (a)	202	(16,677)	16,879	—	3,184	13,695	18.9%	0.10
Acquisition and integration-related (b)	—	(3,096)	3,096	—	822	2,274	26.6%	0.02
Discrete asset write-downs (c)(d)	1,173	(2,917)	4,090	—	1,038	3,052	25.4%	0.02
Below-the-line foreign exchange impacts (e)	—	—	—	7,406	549	6,857	7.4%	0.05

Adjusted	$298,205	$221,578	$81,251	$(614)	$10,046	$52,644	15.2%	$0.40

Adjusted as a percent of sales	30.4%	22.6%	8.3%	-0.1%	1.0%	5.4%

Note: Amounts may not calculate due to rounding

(a)	Charges represent realignment costs incurred as a result of realignment programs of which $7,597 is non-cash.
(b)	Charges represent acquisition and integration-related costs associated with the pending acquisition of Velan Inc.
(c)	Charge represents a further $1,173 non-cash write-down of inventory associated with a customer sales contract that was originally determined to be uncollectible in 2020.
(d)	Charge represents a $2,917 non-cash write-down of a licensing agreement.
(e)

Below-the-line foreign exchange impacts represent the remeasurement of foreign exchange derivative contracts as well as the remeasurement of assets and liabilities that are denominated in a currency other than a site’s respective functional currency.

Three Months Ended March 31, 2022	Gross Profit	Selling, General & Administrative Expense	Operating Income	Other Income (Expense), Net	Income Taxes	Net Earnings (Loss)	Effective Tax Rate	Diluted EPS
Reported	$209,647	$206,138	$7,367	$(8,114)	$3,182	$(15,820)	-30.5%	$(0.12)
Reported as a percent of sales	25.5%	25.1%	0.9%	-1.0%	0.4%	-1.9%
Realignment charges (a)	(198)	201	(399)	—	(74)	(325)	18.5%	0.00
Acquisition and integration-related	—	—	—	—	—	—	0.0%	0.00
Discrete asset write-downs (b)	10,053	(10,193)	20,246	—	(799)	21,045	-3.9%	0.16
Below-the-line foreign exchange impacts (c)	—	—	—	5,694	1,033	4,661	18.1%	0.04

Adjusted	$219,502	$196,146	$27,214	$(2,420)	$3,342	$9,561	22.2%	$0.07

Adjusted as a percent of sales	26.7%	23.9%	3.3%	-0.3%	0.4%	1.2%

Note: Amounts may not calculate due to rounding

(a)	Charges represent realignment costs incurred as a result of realignment programs of which $240 is non-cash.
(b)	Charges represent the reserve of Russia-related financial exposures.
(c)

Below-the-line foreign exchange impacts represent the remeasurement of foreign exchange derivative contracts as well as the remeasurement of assets and liabilities that are denominated in a currency other than a site’s respective functional currency.

Mr. Karl Hiller

Mr. Joseph Klinko

July 18, 2023

Segment Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measure (Unaudited)

(Amounts in thousands)

Flowserve Pump Division

Three Months Ended March 31, 2023	Gross Profit	Selling, General & Administrative Expense	Operating Income
Reported	$221,427	$146,979	$79,073
Reported as a percent of sales	31.6%	21.0%	11.3%
Realignment charges (a)	390	(2,050)	2,440
Discrete asset write-downs (b)(c)	1,173	(2,917)	4,090

Adjusted	$222,990	$142,012	$85,603

Adjusted as a percent of sales	31.9%	20.3%	12.2%

Three Months Ended March 31, 2022	Gross Profit	Selling, General & Administrative Expense	Operating Income
Reported	$156,944	$139,801	$21,001
Reported as a percent of sales	27.3%	24.3%	3.6%
Realignment charges (a)	(83)	(75)	(8)
Discrete asset write-downs (b)	8,939	(9,111)	18,050

Adjusted	$165,800	$130,615	$39,043

Adjusted as a percent of sales	28.8%	22.7%	6.8%

Flow Control Division

Three Months Ended March 31, 2023	Gross Profit	Selling, General & Administrative Expense	Operating Income
Reported	$80,293	$61,759	$18,534
Reported as a percent of sales	28.5%	21.9%	6.6%
Realignment charges (a)	11	(8,906)	8,917
Acquisition and integration-related (d)	—	(3,096)	3,096
Discrete asset write-downs	—	—	—

Adjusted	$80,304	$49,757	$30,547

Adjusted as a percent of sales	28.5%	17.7%	10.8%

Three Months Ended March 31, 2022	Gross Profit	Selling, General & Administrative Expense	Operating Income
Reported	$59,516	$44,279	$15,237
Reported as a percent of sales	24.0%	17.9%	6.1%
Realignment charges (a)	(54)	(17)	(37)
Acquisition and integration-related	—	—	—
Discrete asset write-downs (b)	1,114	(1,082)	2,196

Adjusted	$60,576	$43,180	$17,396

Adjusted as a percent of sales	24.4%	17.4%	7.0%

Note: Amounts may not calculate due to rounding

(a)	Charges represent realignment costs incurred as a result of realignment programs of which $7,597 is non-cash.
(b)	Charge represents a further $1,173 non-cash write-down of inventory associated with a customer sales contract that was originally determined to be uncollectible in 2020.
(c)	Charge represents a $2,917 non-cash write-down of a licensing agreement.
(d)	Charges represent acquisition and integration-related costs associated with the pending acquisition of Velan Inc.

Note: Amounts may not calculate due to rounding

(a)	Charges represent realignment costs incurred as a result of realignment programs of which $240 is non-cash.
(b)	Charges represent the reserve of Russia-related financial exposures.